David Johnson

SUMMARY

An established consumer goods executive with a long history of cash-flow-positive entrepreneurial businesses. Decades of experience with Retail and Direct-to-Consumer (DTC) sales and almost two decades of experience in the Optical and Eyewear industry specifically. With a deep and established just-in-time supply chain for optical, and long-term experience with QVC, Celebrity partners, and other DTC consumer sales formats. Cultivated and managed relationships and product lines with celebrity business partner.

Parallel MicroVision OPTICAL

- Exceptional Leadership Skills
- Problem Solver Team builder
- Product Development Start to Finish
- Multiunit retail / restaurant operations
- Financial and Budgetary expertise
- Marketing and Brand creation

EXPERIENCE

PARALLEL EYEWEAR, LLC, San Diego, CA. *paralleleyewear.com* Jan 2019 – Present

A spin-off of an ongoing product development project at Microvision, LLC. An active-sport, technical, and sport-specific line of eyewear with proven products that has been performance tested over more than (2) two years in the field.

Founder

Using almost two decades of experience in the eyewear industry, began a direct-to-consumer brand of action sport specific sunglasses

- Designed, built, tested, packaged, and readied for distribution, a complete line of sunglasses branded PARALLEL Eyewear.
- Leveraging a proven supply-chain developed over almost (2) two decades, established a fully developed rapid delivery model for product fabrication, assembly, and shipping
- Evaluated sunglass product for performance and brand acceptance by consumers
- Developed a state-of-the-art DTC website, as well as test social media launches on Instagram (IG) and Facebook (FB) based on extensive direct-to-consumer experience
- Integrated Quick Books financial model with Shopify to control inventory and sales
- Finalized products are all ready for launch to enter into the $15.0 billion global sunglass industry

MICROVISION OPTICAL, LLC, San Diego, CA. *www.microvisionoptical.com* 2002 – Present

The mission of MicroVision Optical is to provide new and innovative solutions for vision correction. To accomplish this goal MVO targets needs that are not adequately addressed by the current market. Once an opportunity is identified, we apply the creative thinking of a team of technical and design engineers from both in and outside of the optical industry. Key skills in marketing drive the adoption of products.

Chief Executive Officer

Developed a unique, successful, and profitable optical business based upon key relationships with large global entities.

- Developed business to $5.0M in peak annual historical sales
- Partnered, developed, patented, and manufactured products for **Marchon / VSP**, **FGX Foster Grant**, **QVC** (**Lori Greiner** of Shark Tank), and **Callaway Golf**
- Successfully built long term agreements under licensing, distribution, and direct-to-consumer sales.
- Integrated patented or proprietary technologies into products that were sold on a global scale

- Worked closely with product development teams, legal and patent firms, and marketing departments within the partnered entities to help streamline product introductions
- Many products remain in the marketplace today after more than a decade of sales

Partnerships:

FGX INTERNATIONAL, San Diego, CA 2004 – Present

The world's leading designer and marketer of non-prescription reading glasses and value priced sunglasses. A subsidiary of Essilor International, holds a portfolio of highly-recognized, well-known eyewear brands including Foster Grant®, Magnivision®, Gargoyles®, Anarchy®, Corinne McCormack®, SolarShield® and SolarComfort®. Holds licenses for legendary brands such as Ironman, Body Glove, Field & Stream™ and Rawlings®.

International Licensor

Presently offers three products for sale on National scale in Drug (CVS, Walgreens, Rite-aid), Grocery (Albertson's, Kroger), and Convenience stores (Hudson News, Marriott Airport).

- Continues to interact with licensing partners for new ideas and innovation
- Perfected sPeveral of FGXs' best performing products at retail

LORI GREINER of QVC and Shark Tank on CNBC 2004 – Present

One of the most prolific retail inventors, Lori started with one idea and turned it into a multi-million dollar international brand. She has created & marketed over 800 successful products and holds 120 US and International patents. She has a 90% success rate on new items launched. She has 10 of the top 20 most successful companies on Shark Tank to date.

- Produced for Lori several successful reading glass and sunglass product sold on QVC under her brand *For Your Ease Only*

MARCHON EYEWEAR, INC., San Diego, CA 2001 – Dec 2018

Marchon Eyewear is the leading American eyewear company and one of the largest in the world. Marchon manufactures, distributes and markets eyewear and sunware that exemplify supreme quality, fashion forward trends and technological innovation. Vision Service Plan (VSP), the largest vision insurance provider in the United States, acquired Marchon in 2008. The parent company is VSP Global, Inc.

International Licensor

- Sold the patent rights for a product AIRLOCK which was sold under a royalty agreement for 18 years.
- Developed a folding vision product sold under Calvin Kiein and other house brands.

President Marchon3D (2010 – 2014)

Marchon3D a division of Marchon Eyewear, markets 3D eyewear featuring a portfolio of patented M3D™ lens technologies that stand apart from all other premium 3D lenses due to its unique, optically contoured lens design. The lenses insert into premium-style frames that offer wearers superior fit, comfort and an outstanding 3D viewing experience. M3D lenses also provide 100 percent UVA/UVB/UVC protection.

- Invented a patented lens to decode 3D content on a personal, home, or movie screen.
- Successfully prosecuted and defended the patent in court cases and prevailed in each instance.
- Acted as President of the Marchon 3D division which acquired the patents from Microvision in 2010.

CALLAWAY GOLF, San Diego, CA Jan 2006 – Aug 2015

One of the leading global sports equipment manufacturing companies that designs, manufactures, markets and sells golf equipment products, more specifically clubs and balls, also including accessories such as bags, gloves, and caps.

President

Began as a licensee and responsible for design, manufacturing, sales and distribution under a division of Microvision. Transitioned to a vendor relationship for Callaway Golf under a buying service agreement.

- Designed, manufactured, and imported finished product for distribution by Callaway Golf through their sales and distribution systems internationally
- Worked with Callaway executives to provide marketing and sales training as well as introduced *Transitions Lens* technology to golf under a sublicense from PPG the parent of Transitions.
- After a successful launch, was approached by the parent company to take over the marketing, sales, and distribution of eyewear with their own sales teams
- Worked with retail accounts to provide displays and point-of-sale (POS) assistance as needed
- Formed the licensing relationship with Callaway and executed the contracts for the business model
- Formulated the design and manufacturing service agreement to act as an exclusive vendor to Callaway Golf under a unique buying service agreement.

COMO SPORTS 1992 – 1994

Consulting Partner

While working in a consulting role while at Ralph Lauren coordinated the launch of an Italian sportswear brand COMO Sport.

- Worked with an Italian design team and a sourcing agent to implement the launch into the US golf and sportswear market
- Engineering the purchase of the brand by **Cobra Golf** so their sales, warehouse, and distribution systems could expedite the introduction into the US market

RALPH LAUREN, Western Region United States 1976 – 1998

Ralph Lauren Corporation (NYSE: RL) is a leader in the design, marketing and distribution of premium lifestyle products in four categories: apparel, home, accessories and fragrances. For more than 45 years, Ralph Lauren's reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company's brand names constitute one of the world's most widely recognized families of consumer brands.

Chief Executive Officer, Polo Players, LLC

Developed and managed operations of the first free-standing Flagship Polo Ralph Lauren store and six other Flagship stores in conjunction with a non-royalty licensee to sell Ralph Lauren products in selected markets.

- Founder and CEO responsible for all aspects of store operations, merchandising, product presentation, and ongoing hiring and development of key personnel
- Worked with the parent company to determine retail store sites and construction of elite level flagship stores
- Launched seven (7) domestic Flagship Polo Ralph Lauren stores with revenues in excess $40 million.
- Principal merchant in buying product for seven (7) retail stores in diverse locations and climates
- Advised the parent company (*Ralph Lauren, Inc*) in the development of the Outlet store concept launch, as well as coordinating architects, contractors, and builders in store remodels and relocations

VICTORIA STATION INC 1972 – 1976
Full-service Prime Rib and Steak eating establishment

Director of Management Recruiting and Training

- Developed presentation and interview skills. Spoke at major universities outlining company history and recruiting tools.
- Developed training manuals and personnel evaluation formats.
- Provided ongoing management personnel needs for rapidly growing chain.

EDUCATION

HARVARD BUSINESS SCHOOL Boston, MA
Executive Marketing Case Study 1974

- Case study of Victoria Station and its marketing implications.
- Professor Steven Wheelwright.

UNIVERSITY OF COLORADO, BOUDLER Boulder, CO
B/S Marketing and Finance. 1967 – 1971

- Optional line of other relevant educational information.

ADDITIONAL

Played competitive golf first in college and then at the national level in amateur events
Played the USGA Mid-Amateur, British Mid-Amateur, British Senior Amateur
Many time club champion and Century Club competitor